Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

John R. Byers
President and Chief Executive Officer
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

Re: FPIC Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Schedule 14A Filed April 15, 2009
File No. 001-11983

Dear Mr. Byers:

We have reviewed your September 18, 2009 response to our September 4, 2009 letter and have the following additional comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Schedule 14A

Executive Compensation

Discussion and Analysis

Base Salary

Annual Incentive Award, page 18

1. Please refer to your response to Comment 1. We note your disclosure that 20% of Mr. White's bonus is based, in part, on a subjective evaluation of Mr. White's achievement of the "core competencies" required for Mr. White's position. Please expand your disclosure to discuss with specificity the "core competencies" required for Mr. White's position.

   In addition, please confirm that you will disclose in your 2010 proxy statement the extent to which Mr. White satisfied each of his core competencies, and the extent to which he succeeded in assisting the Company to achieve its financial and strategic goals.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director